AHOLD EXTENDS TENDER OFFER FOR GIANT FOOD INC.

Zaandam, The Netherlands, June 17, 1998 - Royal Ahold (NYSE: AHO), the international food retailer, announced today it is extending its tender offer for all the outstanding Class A Non-Voting Stock (approximately 59.9 million shares) of Giant Food Inc. at a price of USD 43.50 per share until 5:00 PM, New York City time, on Wednesday, July 15, 1998.

The offer, announced May 19, was scheduled to expire at 12:00 midnight, New York City time, on Wednesday, June 17, 1998. Based upon information provided by The Bank of New York, as depositary for the offer, approximately 32.9 million shares (55%) of the outstanding Class A Non-Voting Stock of Giant Food Inc. have been tendered. Completion of the tender offer and the acquisition of the Class AL and Class AC shares are subject to obtaining necessary regulatory approvals and certain other conditions.